FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice regarding Judgment in Litigation against Subsidiaries

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 18, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Notice regarding Judgment in Litigation against Subsidiaries

Tokyo, May 16, 2015—On May 15, 2015, the United States District Court for the Southern District of New York issued a judgment in the proceedings against Nomura Asset Acceptance Corporation (“NAAC”), Nomura Home Equity Loan Inc. (“NHEL”), Nomura Credit & Capital, Inc., Nomura Securities International, Inc. and Nomura Holding America Inc., each a U.S. subsidiary of Nomura Holdings, Inc. (the “Company), and RBS Securities Inc. as an underwriter (collectively, the “Defendants”) commenced by the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”) in September 2011. Details are as follows.

1.	The Court and Date of Judgment

The United States District Court for the Southern District of New York

May 15, 2015

2.	Background of the Litigation

In September 2011, the FHFA commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”) and their controlling persons, including the Company’s U.S. subsidiaries. The action alleged that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities and sought rescission of its purchases.

The District Court held, after a bench trial, that FHFA proved that the offering materials for certificates issued by NAAC and NHEL and purchased by the GSEs contained material misstatements entitling FHFA to rescission.

3.	Details of the Judgment

The District Court ordered the Defendants to pay $806 million to GSEs upon GSEs’ delivery of the certificates at issue to the Defendants.

4.	Future Outlook

The Company will review the judgment and will consider all options, including appeal.

This judgment is expected to have insignificant impact on the company’s consolidated performance. Further notice will be released if any matters requiring disclosure should occur in the future.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Keiko Sugai

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.